FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(l) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person

   Leighton                         John                  P.
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   (Last)                           (First)             (Middle)

c/o M.H. MEYERSON & CO., INC.
525 Washington Boulevard
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                                    (Street)

Jersey City                         New Jersey           07310
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     M.H. MEYERSON & CO., INC. (MHMY)
________________________________________________________________________________
3.   I.R.S. or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     March 31, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

           Chief Executive Officer and President
     ____________________________________________________________________
________________________________________________________________________________

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                5.
                                                                                              Amount of        6.
                              2.       2A.                     4.                             Securities     Owner-
                              Trans-   Deemed                  Securities Acquired (A) or     Beneficially   ship
                              action   Execution  3.           Disposed of (D)                Owned          Form:     7.
                              Date     Date, if   Transaction  (Instr. 3, 4 and 5)            Following      Direct    Nature of
                              -------  any        Code         ------------------------------ Reported       (D) or    Indirect
1.                            (Month/  ---------  (Instr. 8)                   (A)            Transaction(s) Indirect  Beneficial
Title of Security              Day/    (Month/    ------------                 or             (Instr. 3 &    (I)       Ownership
(Instr. 3)                     Year)   Day/Year)  Code     V      Amount       (D)    Price    Instr.4)      (Instr.4) (Instr.4)
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
Common Stock, par value $.01  3/31/03              P             66,666        A      $1.50     927,777        D         N/A
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===================================================================================================================================

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                     10.
                                                                                                      9.             Owner-
                                                                                                      Number         ship
                                                                                                      of             Form
           2.                                                                                         deriv-         of
           Conver-                         5.                             7.                          ative          Deriv-  11.
           sion                            Number of                      Title and Amount            Secur-         ative   Nature
           or             3A.              Derivative    6.               of Underlying       8.      ities          Secur-  of
           Exer-  3.      Deemed  4.       Securities    Date             Securities          Price   Bene-          ity:    In-
           cise   Trans-  Execut- Trans-   Acquired (A)  Exercisable and  (Instr. 3 and 4)    of      ficially       Direct  direct
           Price  action  tion    action   or Disposed   Expiration Date  ----------------    Deriv-  Owned          (D) or  Bene-
1.         of     Date    Date,   Code     of(D)         (Month/Day/Year)           Amount    ative   Following      In-     ficial
Title of   Deriv-         If Any  (Instr.  (Instr. 3,    ----------------           or        Secur-  Reported       direct  Owner-
Derivative ative  (Month/ (Month/  8)       4 and 5)     Date     Expira-           Number    ity     Transaction(s) (I)     ship
Security   Secur- Day/    Day/    ------   ------------  Exer-    tion              of        (Instr. (Instr.        (Instr. (Instr.
(Instr. 3) ity    Year)   Year)   Code V    (A)   (D)    cisable  Date    Title     Shares    5)      4)             4)      4)
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
Warrant to $.40   1/14/03         A     1,000,000          (1)   1/14/08 Common      1,000,000  0(2)  1,000,000       D      N/A
  purchase                                                               Stock $.01
  Common                                                                 par value
  Stock
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Right to                                                                 Common      1,109,670  0     1,109,670       D      N/A
  buy       (3)   1/14/03         J     1,109,670         immed.   (4)   Stock $.01
  Common                                                                 par value
  Stock(3)
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

Explanation of Responses:



/s/ John P. Leighton                                     April 2, 2003
---------------------------------------------            -----------------------
**Signature of Reporting Person                                 Date
  John P. Leighton


*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.

       If space is insufficient, see Instruction 6 for procedure.

        ATTACHMENT TO FORM 4 FILED BY JOHN P. LEIGHTON WITH RESPECT TO
                           M.H. MEYERSON & CO., INC.


(1) The Warrant vests in three (3) tranches if the issuer meets certain pre-tax earnings targets at various times during the period February 1, 2003 through January 31, 2004. For further information, see the Statement on
     Schedule 13D previously filed by the Reporting Person.

(2) The Warrant was issued for no additional consideration to the Reporting Person as part of his employment by the issuer.

(3) Martin H. Meyerson ("MM") has granted the Reporting Person a right of first refusal (the "RFR") on certain sales or other transfers of the shares of Common Stock held by MM. The purchase price for the shares, in the event of the exercise of the RFR, is the then-current fair market value of the shares of Common Stock. Shares of the issuer's Common Stock acquired by MM after the date hereof, including those acquired upon the exercise of the Common Stock purchase options held by MM, are also subject, with certain exceptions, to the RFR.

(4) The expiration date of the RFR is the earlier of (i) MM's death and (ii) the Reporting Person's ceasing to be a director of the issuer.